Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Prospect Capital Corporation
New York, New York

We have audited the Senior Securities table of Prospect Capital Corporation (the “Company”) as of June 30, 2015, which is contained on pages S-73-74 of this Prospectus Supplement dated August 28, 2015.  The Senior Securities table is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Senior Securities table based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Senior Securities table is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Senior Securities table. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Senior Securities table presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Senior Securities table referred to above presents fairly, in all material respects, the Senior Securities, as defined in Section 18 of the Investment Company Act of 1940, of Prospect Capital Corporation at June 30, 2015, in conformity with U.S. generally accepted accounting principles and the instructions to Item 4.3 of Form N-2.

/s/ BDO USA, LLP

BDO USA, LLP
New York, New York
August 28, 2015